Butterfield Reports First Quarter 2021 Results

Financial highlights for the first quarter of 2021:
•Net income and core net income1 of $41.6 million, or $0.83 per share
•Return on average common equity of 17.5%, and return on average tangible common equity1 of 19.3%
•Credit reserve release of $1.5 million due to improved post-pandemic growth forecast
•Board declares dividend for the quarter ended March 31, 2021 of $0.44 per share

Hamilton, Bermuda - April 28, 2021: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the first quarter ended March 31, 2021.
Net income and core net income1 for the three months ended March 31, 2021 were $41.6 million, or $0.83 per diluted common share, compared to net income of $40.3 million, or $0.77 per diluted common share, for the three months ended March 31, 2020 and core net income1 of $40.8 million, or $0.78 per diluted common share, for the three months ended March 31, 2020.
The core return on average tangible common equity1 for the three months ended March 31, 2021 was 19.3%, compared to core return on average tangible common equity1 18.6% for the three months ended March 31, 2020. The efficiency ratio for the three months ended March 31, 2021 was 64.8% compared with 64.1% for the three months ended March 31, 2020 and compared with the core efficiency ratio1 of 63.8% for the three months ended March 31, 2020.
Michael Collins, Butterfield's Chairman and Chief Executive Officer commented, "The first quarter of 2021 was a positive start to the year, with solid non-interest income, favorable expense trends, continued focus on capital management, and a constructive interest rate outlook. We continue to target top quartile risk adjusted returns, while maintaining a strong return and credit risk profile.
"As our core markets begin to recover, we remain confident that our strong risk discipline and underwriting expertise has reduced the residual risk of credit losses. We continue to actively communicate with our clients, responding quickly to instances of payment difficulties and working with clients to find a way forward.
"We are responsible stewards of capital, and balance regulatory requirements with growth opportunities and shareholder returns. Our capital management philosophy continues to emphasize a sustainable quarterly cash dividend, organic growth, potential inorganic growth, as well as share repurchases. We target a through-cycle dividend payout ratio of 50%, with flexibility around share buy-backs, depending on market conditions and potential M&A opportunities."
Net interest income (“NII”) for the first quarter of 2021 was $74.9 million, a decrease of $0.7 million compared with NII of $75.6 million in the previous quarter and down $12.7 million from $87.6 million in the first quarter of 2020. NII
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

in the first quarter of 2021 was lower compared to the first quarter of 2020 due to a decrease in market interest rates and accelerated prepayments in the US agency mortgage backed investment portfolio, which resulted in reinvestment at lower rates. Compared to the fourth quarter of 2020, NII was down marginally due to these lower cash yields, as well as the significant mortgage backed securities pay downs.
Net interest margin (“NIM”) for the first quarter of 2021 was 2.09%, a decrease of 16 basis points from 2.25% in the previous quarter and down 54 basis points from 2.63% in the first quarter of 2020, was primarily due to historically high average levels of cash and customer deposits during the entire first quarter compared to the previous quarter and first quarter of 2020.
Non-interest income was stable at $47.6 million for the first quarter of 2021, compared with $47.8 million in the previous quarter and $47.6 million earned in the first quarter of 2020. The first quarter of 2021 had lower banking revenues due to the seasonal strength of card service fees in the comparative fourth quarter of 2020, which traditionally benefits from the year-end holiday shopping season.
Credit reserve releases totaled $1.5 million for the first quarter of 2021 versus a release of $2.4 million in the previous quarter and a provision increase of $5.2 million during the first quarter of 2020. The reserve release is the result of continued improvements in economic growth forecasts that contribute to lower future expected credit losses.
Non-interest expenses were $80.9 million in the first quarter of 2021, compared to $83.2 million in the previous quarter and $88.1 million in the first quarter of 2020 and compared with core non-interest expenses1 of $82.4 million in the previous quarter and $87.6 million in the first quarter of 2020. Non-interest expenses were lower in the first quarter of 2021 compared to the prior quarter and the first quarter of 2020 primarily due to lower salaries and benefits costs following restructuring initiatives announced in the second half of 2020, slightly offset by higher indirect taxes.
Period end deposit balances increased slightly to $13.4 billion from $13.3 billion as at December 31, 2020. The elevated deposit balances are expected to moderate in 2021 as depositors activate saved funds as expected economic activity improves.
The Bank continued its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on May 26, 2021 to shareholders of record on May 12, 2021. During the first quarter of 2021, Butterfield also repurchased 0.1 million common shares under the Bank's current 2.0 million common share repurchase plan authorization.
The current total regulatory capital ratio as at March 31, 2021 was 20.0% as calculated under Basel III, compared to 19.8% as at December 31, 2020. Both of these ratios are significantly above the Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2021	December 31, 2020	March 31, 2020
Non-interest income	47.6	47.8	47.6
Net interest income before provision for credit losses	74.9	75.6	87.6
Total net revenue before provision for credit losses and other gains (losses)	122.5	123.3	135.2
Provision for credit recoveries (losses)	1.5	2.4	(5.2)
Total other gains (losses)	(0.8)	(0.4)	(0.6)
Total net revenue	123.3	125.3	129.4
Non-interest expenses	(80.9)	(83.2)	(88.1)
Total net income before taxes	42.4	42.1	41.3
Income tax benefit (expense)	(0.7)	(0.1)	(1.0)
Net income	41.6	42.1	40.3

Net earnings per share
Basic	0.84	0.85	0.77
Diluted	0.83	0.84	0.77

Per diluted share impact of other non-core items [1]	—	0.02	0.01
Core earnings per share on a fully diluted basis [1]	0.83	0.86	0.78

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,894	49,809	52,406

Key financial ratios
Return on common equity	17.5%	16.9%	16.6%
Core return on average tangible common equity [1]	19.3%	19.0%	18.6%
Return on average assets	1.1%	1.2%	1.2%
Net interest margin	2.09%	2.25%	2.63%
Core efficiency ratio [1]	64.8%	65.6%	63.8%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2021	December 31, 2020
Cash due from banks	2,582	3,290
Securities purchased under agreements to resell	175	197
Short-term investments	1,061	823
Investments in securities	5,426	4,863
Loans, net of allowance for credit losses	5,149	5,161
Premises, equipment and computer software, net of accumulated depreciation	146	151
Goodwill and intangibles, net	92	93
Accrued interest and other assets	174	162
Total assets	14,805	14,739

Total deposits	13,361	13,250
Accrued interest and other liabilities	335	335
Long-term debt	172	171
Total liabilities	13,868	13,757
Common shareholders’ equity	936	982
Total shareholders' equity	936	982
Total liabilities and shareholders' equity	14,805	14,739

Key Balance Sheet Ratios:	March 31, 2021	December 31, 2020
Common equity tier 1 capital ratio[1]	16.4%	16.1%
Tier 1 capital ratio[1]	16.4%	16.1%
Total capital ratio[1]	20.0%	19.8%
Leverage ratio[1]	5.4%	5.3%
Risk-Weighted Assets (in $ millions)	5,105	5,069
Risk-Weighted Assets / total assets	34.5%	34.4%
Tangible common equity ratio	5.7%	6.1%
Book value per common share (in $)	18.84	19.88
Tangible book value per share (in $)	17.00	18.00
Non-accrual loans/gross loans	1.4%	1.4%
Non-performing assets/total assets	0.7%	0.6%
Total coverage ratio	45.0%	47.0%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED MARCH 31, 2021 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2020
Net Income
Net income for the quarter ended March 31, 2021 was $41.6 million, down $0.5 million from $42.1 million in the prior quarter.
The $0.5 million decrease in net income in the quarter ended March 31, 2021 over the previous quarter was due principally to the following:
•$2.5 million decrease in staff-related expenses driven by reduced headcount related to the phased cost restructure program in 2020 as well as the related costs recognized in the previous quarter;
•$0.9 million decrease in recoveries for credit losses driven by a lower incremental improvement in macroeconomic forecasts impacting future expected credit loss estimates;
•$0.2 million decrease in non-interest income is mainly due to a $2.2 million decrease in banking income due to reduced card services income in the fourth quarter, which was offset by a $1.9 million increase in foreign exchange revenue driven by higher transactional volumes and a $0.6 million increase in asset management and custody fee revenue; and
•$1.0 million decrease in net interest income and total gains (losses).

Non-Core Items1
There were no non-core expenses, gains or losses during the first quarter of 2021. Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2021 COMPARED WITH DECEMBER 31, 2020
Total Assets
Total assets of the Bank were $14.8 billion at March 31, 2021, an increase of $0.1 billion from December 31, 2020. The Bank maintained a highly liquid position at March 31, 2021, with its $9.2 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 62.4% of total assets, compared with 62.2% at December 31, 2020.
Loans Receivable
The loan portfolio totaled $5.1 billion at March 31, 2021, which was comparatively flat against December 31, 2020 balances. Bermuda and Cayman saw modest growth in their commercial loan and residential mortgage portfolios, respectively, which was offset by the early repayment of a large commercial facility in the Channel Islands and UK segment.
Allowance for credit losses at March 31, 2021 totaled $31.6 million, a decrease of $2.5 million from $34.1 million balance in December 31, 2020. The movement was due primarily to property market sales which had previously been provisioned for and improving macro-economic forecasts which drive forward-looking expected losses.
The loan portfolio represented 34.8% of total assets at March 31, 2021 (December 31, 2020: 35.0%), while loans as a percentage of total deposits decreased to 38.5% at March 31, 2021 from 38.9% at December 31, 2020. The decrease in both ratios are due principally to an increase in customer deposits at March 31, 2021 due to corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda.
As of March 31, 2021, the Bank had gross non-accrual loans of $70.2 million, representing 1.4% of total gross loans, a decrease of $2.3 million from the $72.5 million, or 1.4%, of total loans at December 31, 2020. The decrease in non-accrual loans was driven by the payoffs of residential mortgages in Bermuda.
Other real estate owned (“OREO”) remained constant at $4.1 million at March 31, 2021.
Investment in Securities
The investment portfolio was $5.4 billion at March 31, 2021, up $0.6 billion from $4.9 billion in December 31, 2020.
The investment portfolio is made up of high quality assets with 99.9% invested in A-or-better-rated securities. The investment yield decreased to 1.95% during the quarter ended March 31, 2021 from 2.11% during the previous quarter. Total net unrealized gains on the available-for-sale and held-to-maturity portfolios decreased to $68.6 million, compared with total net unrealized gains of $183.2 million at December 31, 2020, as a result of increasing long-term US dollar interest rates.
Deposits
Average deposits were $13.4 billion in the first quarter of 2021, a significant increase of $1.2 billion compared to the previous quarter.

Average Balance Sheet2

	For the three months ended
	March 31, 2021			December 31, 2020			March 31, 2020
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	4,180.1	0.6	0.06	3,539.4	0.6	0.07	3,681.2	9.4	1.03
Investment in securities	5,208.5	25.1	1.95	4,737.9	25.2	2.11	4,503.2	31.2	2.78
Equity securities at fair value	2.0			1.6			2.3
Available-for-sale	2,864.6	11.9	1.69	2,451.3	11.7	1.89	2,319.8	15.0	2.59
Held-to-maturity	2,341.8	13.1	2.27	2,284.9	13.5	2.35	2,181.1	16.2	2.99
Loans	5,161.9	55.6	4.37	5,042.6	56.2	4.42	5,159.8	61.7	4.80
Commercial	1,612.2	18.9	4.75	1,602.4	19.0	4.71	1,792.4	23.2	5.19
Consumer	3,549.7	36.7	4.20	3,440.3	37.1	4.28	3,367.4	38.5	4.59
Interest earning assets	14,550.5	81.2	2.26	13,319.9	81.9	2.44	13,344.1	102.4	3.08
Other assets	371.2			377.5			403.5
Total assets	14,921.8			13,697.5			13,747.6
Liabilities
Deposits	10,538.7	(3.9)	(0.15)	9,448.6	(3.7)	(0.16)	10,172.2	(12.9)	(0.51)
Long-term debt	171.5	(2.4)	(5.68)	187.8	(2.6)	(5.54)	143.5	(1.9)	(5.22)
Interest bearing liabilities	10,710.2	(6.3)	(0.24)	9,636.4	(6.4)	(0.26)	10,315.7	(14.8)	(0.58)
Non-interest bearing current accounts	2,839.9			2,713.6			2,227.3
Other liabilities	294.3			276.2			316.6
Total liabilities	13,844.4			12,626.2			12,859.6
Shareholders’ equity	1,077.4			1,071.3			888.0
Total liabilities and shareholders’ equity	14,921.8			13,697.5			13,747.6
Non-interest-bearing funds net of non-interest earning assets (free balance)	3,840.3			3,683.5			3,028.4
Net interest margin		74.9	2.09		75.6	2.25		87.6	2.63
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $105.3 billion and $33.8 billion, respectively, at March 31, 2021, while assets under management were $5.4 billion at March 31, 2021. This compares with $104.1 billion, $32.4 billion and $5.6 billion, respectively, at December 31, 2020.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2021	December 31, 2020	March 31, 2020
Net income	41.6	42.1	40.3
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	0.8	0.4
Business acquisition costs	—	—	0.1
Total non-core expenses	—	0.8	0.5
Total non-core items	—	0.8	0.5
Core net income	41.6	42.9	40.8

Average common equity	966.7	985.4	973.3
Less: average goodwill and intangible assets	(92.4)	(91.4)	(94.2)
Average tangible common equity	874.2	894.0	879.1
Core earnings per share fully diluted	0.83	0.86	0.78
Return on common equity	17.5%	16.9%	16.6%
Core return on average tangible common equity	19.3%	19.0%	18.6%

Shareholders' equity	936.5	981.9	980.5
Less: goodwill and intangible assets	(91.5)	(92.8)	(91.2)
Tangible common equity	844.9	889.1	889.3
Basic participating shares outstanding (in millions)	49.7	49.4	51.4
Tangible book value per common share	17.00	18.00	17.31

Non-interest expenses	80.9	83.2	88.1
Less: non-core expenses	—	(0.8)	(0.5)
Less: amortization of intangibles	(1.5)	(1.5)	(1.4)
Core non-interest expenses before amortization of intangibles	79.4	80.9	86.2
Core revenue before other gains and losses and provision for credit losses	122.5	123.3	135.2
Core efficiency ratio	64.8%	65.6%	63.8%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, April 29, 2021 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Kevin Dallas
Investor Relations                 Group Head of Marketing and Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 5904
E-mail: noah.fields@butterfieldgroup.com         E-mail: kevin.dallas@butterfieldgroup.com